SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2017

G. Willi-Food International Ltd.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on May 25, 2017.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Pavel Buber
Name: Pavel Buber
Title: Chief Financial Officer

Date: May 25, 2017

FOR IMMEDIATE RELEASE

G. WILLI-FOOD REPORTS
FIRST QUARTER 2017 RESULTS

YAVNE, Israel – May 25, 2017 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the "Company" or "Willi-Food"), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the first quarter ended March 31, 2017.

First Quarter Fiscal 2017 Highlights
•	Sales increased by 0.8% year-over-year to NIS 83.3 million (US$ 22.9 million)
•	Gross profit increased by 6% year-over-year to NIS 22.0 million (US$ 6.1 million)
•	Gross margin increased by 5.1% year-over-year to 26.4% of sales
•
Net profit was NIS 4.3 million (US$ 1.2 million), or 5.2% of sales, a decrease of 9.3% versus the first quarter of 2016, mainly due to increased marketing activities under the Company's budget to increase the Company's market share

•	Earning per share of NIS 0.32 (US$ 0.1)

Willi-Food's operating divisions include Willi-Food, a distributor of a broad variety of kosher foods, and its wholly-owned Gold Frost, a designer, developer and distributor of branded kosher innovative dairy food products.

Management Comment

Iram Graiver, President of Willi-Food, commented, "We are pleased with our first quarter 2017 results. We continue to place focus on ensuring sales of a more profitable product mix and our results reflect the success of this strategy. We have also recently invested additional efforts in our sales and marketing strategy in order to improve  consumer perception of our products within Israel, which will enable us to broaden our sales over the long-term. In addition, we look to expand our product lines and  increase market share while expanding into new markets. Combined with ongoing tight control over our corporate expenses, we expect 2017 to be a positive year for Willi-Food."

Continued Mr. Graiver, "Our overall goal is to build a strong, stable and profitable company, with the aim of maximizing long-term value for our shareholders."

First Quarter Fiscal 2017 Summary

Sales for the first quarter of 2017 increased by 0.8% to NIS 83.3 million (US$ 22.9 million) from NIS 82.6 million (US$ 22.7 million) recorded in the first quarter of 2016. Sales increased in the first quarter of 2017 primarily due to effective marketing campaign activities carried out in the first quarter and the Passover holiday, which occurred during the reporting period in the first quarter, while in 2016 the holiday occurred between the first and the second quarter.

Gross profit for the first quarter of 2017 increased by 6% to NIS 22 million (US$ 6.1 million) compared to NIS 20.8 million (US$ 5.7 million) recorded in the first quarter of 2016. First quarter gross margin increased by 5.1% to 26.4% compared to gross margin of 25.1% for the same period in 2016. The increase in gross margin was the result of the Company's continued strategic focus on selling a favorable mix of products, which generate a higher gross margin.

Willi-Food's operating income for the first quarter of 2017 decreased by 16.3% to NIS 6.7 million (US$ 1.8 million) compared to NIS 7.9 million (US$ 2.1 million) in the first quarter of 2016. Selling expenses increased by 31.5% from the comparable quarter of 2016 primarily due to a sharp increase in promotional expenses that included an approximately NIS 1.5 million (US$ 0.4 million) expense that was part of the annual budget approved by the Company's board of directors and related to a nationwide campaign which was launched in the second half of 2016 and continued in the first quarter 2017 aimed at broadening market awareness of Willi-Food's brands and products. Selling expenses as a percentage of sales were 14.2%, compared to 10.9% as in first quarter of 2016.

General and administrative expenses were NIS 3.5 million (US$ 0.9 million) in the first quarter of 2017, a decrease of 6.6% compared to NIS 3.8 million (US$ 1.0 million) in first quarter of 2016. This was primarily due to a decrease of legal fees and a decrease in the measurable bonus paid to management.

Willi-Food's income before taxes for the first quarter of 2017 was NIS 5.8 million (US$ 1.6 million) compared to income before taxes of NIS 6.3 million (US$ 1.7 million) recorded in the first quarter of 2015.

Willi-Food's net profit in the first quarter of 2017 was NIS 4.3 million (US$ 1.2 million), or NIS 0.32 (US$ 0.09) per share, compared to NIS 4.7 million (US$ 1.3 million), or NIS 0.36 (US$ 0.10) per share, recorded in the first quarter of 2016.

Willi-Food ended the first quarter of 2017 with NIS 192.9 million (US$ 53.1 million) in cash and securities net of short-term bank debt. Net cash to operating activities for 2017 first quarter was NIS 42.5 million (US$ 11.7 million). Willi-Food's shareholders' equity at the end of March 2017 was NIS 395.3 million (US$ 108.8 million).

Note regarding the conference call

As previously announced, on May 21, 2017, the Company will host a conference call on Thursday, May 25, 2017 at 10am Eastern Time.

To participate in the conference call, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US:                                     1-866-744-5399
Israel:                                 03-918-0664
International:                   +972-3-918-0664

At: 10am Eastern Time, 7am Pacific Time, 3pm UK Time, 5pm Israel Time

For those unable to participate, the teleconference will be available for replay on the company's website at http://willi-food.com/ beginning 24 hours after the call for a period of 30 days.

Note regarding Israeli Securities Authority Investigation

As previously announced, on February 17, 2016, a search was conducted in the offices of the Company, the Parent Company, BSD Crown Ltd., and B.G.I Investments Ltd. (collectively, the "Group"), by the Israeli Securities Authority (the "ISA"), during which various documents and computers were taken from the Group's offices. A number of executives in the Group were investigated by the ISA, and Mr. Gregory Gurtovoy, member of the Company's board of directors and the indirect controlling shareholder, was detained for interrogation by the ISA for three days, after which, he was placed under house arrest for a period of two weeks (which has since ended), on the suspicion of the crimes of fraudulent acquisitions under aggravating circumstances, falsifying corporate documents, fraud, breach of fiduciary duty in a corporation, money laundering, as well as misleading reporting.

To Company management's knowledge, the investigation by the ISA relates to an investment of approximately US$ 2.25 million (the "Investment") made during January 2016  in the form of bonds of a European company, which allegedly served as a collateral to a loan obtained by the controlling shareholder or another individual, and which was unrelated to the Company's operations.

The Investment was carried out by B.H.W.F.I Ltd., a wholly owned subsidiary of the Company ("BHWFI"), pursuant to subscription forms to purchase 300 bonds with a nominal value of US$ 10,000 each ("Subscription Forms"). The Bonds bear an annual interest rate of 6%, payable semi-annually on June 30 and December 31 of each year as of the issue date until the final maturity date of 31 December 2018. The issuer has the right to repay the Bonds with prior notice of 30 days without penalty.

On December 30, 2016, BHWFI and the issuer signed an agreement (the "Agreement") for an early redemption of the bonds for a total of US$ 1.8 million that was to be paid until February 15, 2017.  Similarly, as part of the terms of the Agreement, the issuer waived all its claims against BHWFI, including an alleged obligation to make an additional investment in bonds up to an aggregate amount of $5 million (as stated above, an amount of US$ 2.25 million was invested in the past).

On March 21, 2017, a first payment in the amount of US$200 thousands was received. As of the financial results reporting date, due to uncertainty related to the collection of the remaining US$1.6 million debt, the company made non-cash provision in the amount of the unpaid debt.

Note regarding our controlling shareholder, B.S.D. Crown Ltd.

As previously announced, on May 8, 2017, Willi Food Investments Ltd. ("WIL"), reported announcements made by WIL's own controlling shareholder, B.S.D. Crown Ltd. (formerly known as Emblaze Ltd.) ("B.S.D."), and by BGI Investments (1961) Ltd. ("BGI"), a shareholder of BSD.

B.S.D. announced the results of its extraordinary general meeting of shareholders with respect to the election of directors, among other things.

BGI announced that the director nominees supported by BGI were not elected at the shareholders meeting of B.S.D., and as a result BGI does not have any representation on the board of directors of B.S.D.  BGI further announced that pursuant to a recent court ruling in Israel, it no longer sees itself as a controlling shareholder of B.S.D., and to the extent B.S.D. would have classified BGI as a non-controlling shareholder, the external directors supported by BGI would have been elected as director of B.S.D. BGI said it is studying the results of the shareholders meeting and it will reserve its rights.

The Company also announced that, in furtherance of the announcement by BGI, the Company received a letter from Mr. Joseph Williger addressed to the Company and to WIL claiming that he is the controlling shareholder of B.S.D., and as a result, a controlling shareholder of WIL and the Company, commencing from the date of the shareholders meeting of B.S.D.

On May 18, 2017, B.S.D. filed an urgent motion for relief against the Company, WIL and the directors serving in WIL, requesting that the Court order the convening of a meeting of the WIL's shareholders to replace the members of the WIL's Board of Directors, and instruct that this meeting be convened by June 11, 2017, in order to enable the new Board of Directors to be appointed to vote at the Company's shareholders' meeting scheduled for June 20, and immediately will change the control in WIL and the Company. The hearing on the request was set for May 29, 2017.

On May 24, 2007, WIL and the Company filed their response, requesting the Court to outright reject B.S.D.'s motion and charging B.S.D. with the Company's and WIL's legal expenses in respect of the proceeding.

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on March 31, 2017, U.S. $1.00 equals NIS 3.632 The translation was made solely for the convenience of the reader.

NOTE B: IFRS

The Company's consolidated financial results for the three-month period ended March 31, 2017 are presented in accordance with International Financial Reporting Standards ("IFRS").

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.:

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on April 27, 2017. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

{FINANCIAL TABLES TO FOLLOW}

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,		March 31,
	2 0 1 7	2 0 1 6	2 0 1 7	2 0 1 6
	NIS		US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	84,590	100,551	23,290	27,685
Financial assets carried at fair value through profit or loss	108,353	134,086	29,833	36,918
Trade receivables	94,013	88,013	25,885	24,233
Other receivables and prepaid expenses	7,524	5,114	2,071	1,408
Inventories	76,548	37,988	21,076	10,459
Current tax assets	6,319	1,478	1,740	407
Total current assets	377,347	367,230	103,895	101,110

Non-current assets
Property, plant and equipment	77,946	76,788	21,461	21,142
Less -Accumulated depreciation	36,323	32,725	10,001	9,010
	41,623	44,063	11,460	12,132

Non current financial assets	-	8,504	-	2,341
Other receivables and prepaid expenses	-	132	-	36
Goodwill	36	36	10	10
Deferred taxes	1,830	3,432	504	945
Total non-current assets	43,489	56,167	11,974	15,464

	420,836	423,397	115,869	116,574

EQUITY AND LIABILITIES

Current liabilities
Trade payables	18,470	12,711	5,085	3,500
Employees Benefits	3,956	2,743	1,089	754
Other payables and accrued expenses	2,248	2,835	619	781
Total current liabilities	24,674	18,289	6,793	5,035

Non-current liabilities
retirement benefit obligation	864	664	238	183
Total non-current liabilities	864	664	238	183

Shareholders' equity
Share capital NIS 0.1 par value (authorized - 50,000,000 shares, issued and outstanding - 13,240,913 shares at March 31, 2017; and December 31, 2016)	1,424	1,425	392	392
Additional paid in capital	128,354	128,354	35,340	35,340
Capital fund	247	247	68	68
Remeasurement of the net liability in respect of defined benefit	(508)	(197)	(140)	(54)
Retained earnings	265,781	274,615	73,178	75,610
Equity attributable to owners of the Company	395,298	404,444	108,838	111,356

	420,836	423,397	115,869	116,574

(*) Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months		Three months
	ended		ended
	March 31,		March 31,
	2 0 1 7	2 0 1 6	2 0 1 7	2 0 1 6
	NIS		US dollars (*)
	In thousands (except per share and share data)

Sales	83,291	82,605	22,932	22,744
Cost of sales	61,266	61,822	16,868	17,021

Gross profit	22,025	20,783	6,064	5,723

Operating costs and expenses:

Selling expenses	11,853	9,014	3,264	2,482
General and administrative expenses	3,549	3,799	977	1,046
Other (expense) income	39	(11)	11	(3)

Total operating expenses	15,363	12,824	4,230	3,531

Operating income	6,662	7,959	1,834	2,192

Financial (income) income	2,147	(563)	591	(155)
Financial expense	3,018	1,082	831	298

Total financial expense	(871)	(1,645)	(240)	(453)

Income before taxes on income	5,791	6,314	1,594	1,739
Taxes on income	(1,497)	(1,582)	(412)	(436)

Profit for the period	4,294	4,732	1,182	1,303

Earnings per share:
Basic earnings per share	0.32	0.36	0.09	0.10

Diluted earnings per share	0.32	0.36	0.09	0.10

Shares used in computation of basic EPS	13,240,913	13,240,913	13,240,913	13,240,913

(*) Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months		Three months
	ended		ended
	March 31,		March 31,
	2 0 1 7	2 0 1 6	2 0 1 7	2 0 1 6
	NIS		US dollars (*)
	(in thousands)

CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	4,293	4,732	1,182	1,303
Adjustments to reconcile net profit to net cash used in continuing operating activities (Appendix)	(47,608)	(4,569)	(13,107)	(1,260)

Net cash used in (used to) continuing operating activities	(43,315)	162	(11,925)	43

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(311)	(878)	(86)	(242)
Proceeds from sale of property plant and Equipment	39	68	11	19
Proceeds from purchase of marketable securities, net	(2,170)	10,010	(598)	2,756
Short term deposit	-	20,288	-	5,586
Acquisition of non current financial assets	770	(8,504)	212	(2,341)

Net cash from continuing investing activities	(1,672)	20,984	(461)	5,778

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank debt	-	(16)	-	(4)

Net cash used in continuing financing activities	-	(16)	-	(4)

Increase (decrease) in cash and cash equivalents	(44,987)	21,130	(12,386)	5,817

Cash and cash equivalents at the beginning of the financial year	129,577	79,421	35,676	21,867

Cash and cash equivalents of the end of the financial year	84,590	100,551	23,290	27,684

(*) Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

CASH FLOWS - OPERATING ACTIVITIES:

A. Adjustments to reconcile net profit to net cash from operating activities:

	Three months		Three months
	ended		ended
	March 31,		March 31,
	2 0 1 7	2 0 1 6	2 0 1 7	2 0 1 6
	NIS		US dollars (*)
	(in thousands)

Decrease in deferred income taxes	524	182	144	50
Unrealized loss (gain) on marketable securities	(1,260)	910	(346)	250
Depreciation and amortization	929	902	256	248
Capital loss (gain) on disposal of property plant and equipment	(39)	11	(11)	3

Changes in assets and liabilities:
increase in trade receivables and other receivables	(19,210)	(2,923)	(5,289)	(804)
increase in inventories	(34,671)	(3,471)	(9,546)	(956)
Increase (decrease) in trade and other payables, and other current liabilities	6,119	(182)	1,685	(51)

	(47,608)	(4,569)	(13,107)	(1,260)

B. Significant non-cash transactions:

	Three months		Three months
	ended		ended
	March 31,		March 31,
	2 0 1 7	2 0 1 6	2 0 1 7	2 0 1 6
	NIS		US dollars (*)
(in thousands)

Purchase of property, plant and equipment	-	41	-	11

Supplemental cash flow information:
Income tax paid	2,650	2,373	730	653

(*) Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company's filings with the Securities and Exchange Commission.

Company Contact:
G. Willi - Food International Ltd.
Pavel Buber, Chief Financial Officer
 (+972) 8-932-1000
pavel@willi-food.co.il

###

SOURCE: G. Willi-Food International Ltd.